CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA
October 6, 2010	U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

CREAM MINERALS LIMITED RECEIVES FORMAL OFFER FROM ENDEAVOUR

SILVER CORPORATION AND ADVISES SHAREHOLDERS TO TAKE NO ACTION

Vancouver, BC – October 6 , 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") announces that it understands the formal offer from Endeavour Silver Corp (“Endeavour”) to purchase all of the issued and outstanding shares of Cream Minerals for $0.12 per share in cash was mailed on Monday, October 4, 2010 to Cream Minerals’ shareholders.

The Cream Minerals’ Special Committee and Board of Directors, in consultation with its financial and legal advisors, will thoroughly evaluate the Endeavour offer.  After this evaluation, the Cream Minerals Board will issue a Directors’ Circular that will contain important information, including if appropriate the Board’s recommendation to shareholders with respect to the Endeavour offer.

In the meantime, Cream Minerals advises shareholders to take no action in response to the Endeavour offer until reading the Directors’ Circular, which is expected to be available in due course.

The Board of Directors has retained the services of Capital West Partners as an independent financial advisor in relation to the Endeavour offer.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

This release contains forward-looking statements and information within the meaning of applicable Canadian securities laws and the “safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements in this release, other than statements of historical fact, that reference the offer by Endeavour Silver Corporation and the process to be followed by the board and the special committee with the assistance of advisors are forward-looking statements.  Although the Company believes that the expectations expressed in such forward-looking statements are reasonable, there is no assurance that developments beyond the Company’s control will not result in the Company’s expectations regarding such matters proving to be incorrect.  Factors that could cause the Company’s expectations about the proposed takeover bid and the process to be followed by the Company to be inaccurate include the possibility that other potential offers will emerge that will require an adjustment to the process, and that the Board or special committee will be unable for any reason not to follow or complete the process as envisioned.